CLIFFORD CHANCE US LLP

December 11, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Doug Jones
         Division of Corporation Finance

Re:	TAM S.A.
Annual Report on Form 20-F
Filed on June 25, 2008
Response to Staff Comment Letter dated November 26, 2008

Dear Mr. Jones:

     Thank you for your letter dated November 26, 2008 setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the correspondence dated October 16, 2008 of TAM S.A., TAM Linhas Aéreas S.A. and TAM Capital Inc. (the “Registrants”) related to the annual report for the year ended December 31, 2007 of on Form 20-F filed on June 25, 2008 (the “2007 Annual Report”).

     The Registrants’ responses to the Staff’s comments are set forth below. For your convenience, we have re-typed in italics the Staff’s comment preceding each response. Subject to the Staff’s review and comments, the Registrants propose to amend their disclosure as described below in their amended annual report on Form 20-F for the year ended December 31, 2007 (the “Amended Annual Report”). References to page numbers in our responses below are references to pages in the EDGAR version of the 2007 Annual Report.

Form 20-F for the Year Ended December 31, 2007

1.

Refer to your response to our prior comment number 1. We note from your disclosures that the builtin overhaul method is applied to aircraft engines that are owned or subject to capital lease. Please explain to us and disclose the depreciable life that has been assigned to aircraft engines subject to the built-in overhaul method. Tell us whether any of the costs recorded for these engines upon their acquisition remain undepreciated beyond the first time the engines were overhauled.

The Registrants confirm that the depreciable life that has been assigned to these aircraft engines is ten years and the depreciable life that has been assigned to these components is approximately two years. Pursuant to the built-in overhaul method, none of the costs recorded for these engines upon the acquisition remain undepreciated beyond the first time the engines were overhauled.

The Registrants propose to add the following disclosure to the Amended Annual Report in response to the Staff’s comments:

We pay for services rendered pursuant to our aircraft engine maintenance contracts on an “as used” basis, meaning that the amount payable to the service provider is calculated based on the number of hours flown by the particular aircraft engine. We account for maintenance expenditures under a “built-in overhaul method,” pursuant to which the direct costs related to parts to be replaced during maintenance are recorded as separate components within property, plant and equipment and are capitalized and depreciated over their useful life. The depreciable life that has been assigned to these aircraft engines is ten years and the depreciable life that has been assigned to these components is approximately two years.

Item 5. Operating Results and Financial Review and Prospects, page 49

Operating Results, page 49

2.

Refer to part (iii) of your response to our prior comment number 3. Please explain to us why bonuses for 2006 that were paid in 2007 were not accrued as part of your results in 2006. Explain to us and disclose your accounting policy in regard to the accrual for bonuses and similar compensation. Your policy should address when and how such compensation is determined, the basis for the timing of its recognition, and any accounting guidance relied on in support of your treatment.

The Registrants believe that part (iii) of the Registrants’ response to the Staff’s prior comment number 3 might have been unclear, and confirm that bonuses for 2006 that were paid in 2007 were in fact accrued as part of the Registrants’ results in 2006. The Registrants also confirm that the financial income did not have a significant impact on the change for those years. The Registrants’ accounting policy in regard to the accrual of bonuses and similar compensation is based on their best estimates, and historically there have been no significant fluctuations between those estimates and the amounts paid.

The Registrants propose to add the following disclosure to the Amended Annual Report in response to the Staff’s comment:

Our executive management fees represent total compensation paid to the members of our board of directors and executive officers. Executive management fees were lower in 2006 compared to 2005 because in 2005 our management received a bonus as a result of our initial offering of preferred shares. These fees were higher in 2007 compared to 2006 because during 2007 we experienced changes in our top management (the change of our chief executive officer and an increase in the number of executive officers), which increased the aggregate compensation payable to our executive officers.

B. Liquidity and Capital Resources, page 64

3.

Refer to your response to our prior comment number 9. The impact of credit cards on your working capital and cash flow remains unclear, particularly with respect to the timing of amounts received by you from the credit card companies. This is in association with your disclosure on page 65 that you require working capital investment in regard to credit card receivables. Please disclose the typical timeframe in which you receive funds from credit card companies in response to payments made by customers with credit cards. Since you state that customers who pay with credit cards repay the borrowed funds in installments over a period that is typically around 80 days not to exceed 6 months, address whether payments from the credit card companies to you adhere to the same timeframe.

The Registrants permit customers purchasing tickets by credit card to pay for those tickets all at once, or in installments over a period that is typically around 80 days (and in any event does not exceed six months). The Registrants do not take credit risk on customers’ credit card receivables because the credit card companies are required to pay the Registrants based on the customer’s installment schedules, regardless of whether the customer pays the credit card company. The Registrants typically receive payment from the credit card companies within 23 days of purchase or installment due date.

The Registrants propose to add the following disclosure to the Amended Annual Report in response to the Staff’s comment:

Customers purchasing tickets using credit cards have the option of purchasing tickets and pay in installments, typically over an 80 day period (but not exceeding six months). We do not take credit risk on customers’ credit card receivables because pursuant to the terms of the arrangements between the credit card companies and us, the credit card companies are required to pay us based on the customer’s installments schedules (regardless of whether the customer paid the credit card company).

Notes to the Consolidated Financial Statements, page F-13

Note 2(d), Property, plant and equipment, page F-15

4.

Refer to your response to our prior comments number 15. Please include in your intended revised disclosure the accounting policy in regard to maintenance costs associated with assets included in property, plant and equipment other than engines.

The Registrants propose to add the following disclosure to the Amended Annual Report in response to the Staff’s comment:

All other maintenance cost associated with assets included in property, plant and equipment are expensed as incurred.

Note 29. Summary of the Principal Differences …, page F-47

(h) Loyalty program – incremental cost, page F-55

5.

Refer to your response to our prior comment number 23. It remains unclear to us why is it not appropriate to include the probability of partially earned awards being fully earned and redeemed in recording your accrual for the incremental cost of the loyalty program. The incremental cost should be based on the estimated cost of points earned to date that are ultimately expected to be redeemed. Since your loyalty program was initiated in 1993, it appears you have sufficient history from which to assess the probability of partially earned awards being fully earned and redeemed in recording your accrual. Please advise.

The Registrants accrue for incremental costs each time a customer accumulates sufficient points in his or her account to claim an award. Customers only have the right to redeem the award of a free one way ticket when they accumulate a minimum of 10,000 points.

Until the customer accumulates the minimum of 10,000 points to redeem at least one ticket, the Registrants have no obligation to such customers. The points can only be redeemed for airline tickets. The Registrants have the right to terminate the loyalty program at the balance sheet date to avoid customers accumulating additional points, and therefore, the Registrants believe that there is no liability to be accrued. In making that determination, the Registrants respectfully refer the Staff to the definition of “liability” in paragraphs 35 and 36 of Concepts Statement (CON) 6:

“Liabilities are probable future sacrifices of economic benefits arising from present obligations of a particular entity to transfer assets or provide services to other entities in the future as a result of past transactions or events. …

A liability has three essential characteristics: (a) it embodies a present duty or responsibility to one or more other entities that entails settlement by probable future transfer or use of assets at a specified or determinable date, on occurrence of a specified event, or on demand, (b) the duty or responsibility obligates a particular entity, leaving it little or no discretion to avoid the future sacrifice, and (c) the transaction or other event obligating the entity has already happened.”

Please direct any comments or questions regarding the enclosed materials to the undersigned at 212.878.8014.

Sincerely,

/s/ Sara Hanks
Sara Hanks